Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

EXTENSION OF EXCHANGE OFFER PERIOD

Mexico, D.F. August 29, 2012 — Satélites Mexicanos, S.A. de C.V. (“Satmex”) announces the extension of the expiration date for its exchange offer (the “Exchange Offer”) of $35,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2017 (the “New Notes”) for a like principal amount of new registered exchange notes due 2017. The Exchange Offer was previously scheduled to expire at 5:00 p.m., New York City time, on August 30, 2012.

The Company has extended the Exchange Offer so that it will now expire at 5:00 p.m., New York City time, on September 28, 2012, unless further extended. The expiration date for the Exchange Offer is being extended to provide time for the remaining outstanding New Notes to be exchanged.

A Form F-4 registration statement, including a prospectus containing the terms of the Exchange Offer, filed by the Company with the SEC was declared effective by the SEC on July 31, 2012. All other terms, provisions and conditions of the Exchange Offer will remain in effect.

About Satmex

Satmex is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 26 years. Satmex’s current fleet is comprised of three satellites in highly attractive, adjacent orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection. For further information, visit www.satmex.com.

Safe Harbor and Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful. A copy of the prospectus and other materials related to the exchange offer may be obtained from the exchange agent, Wilmington Trust, National Association, c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1626, Attention Sam Hamed, (302) 636.6181.

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Registration Statement on Form F-4 declared effective on July 31, 2012, Satmex’s Annual Report on Form 20-F, as amended, for the year ended December 31, 2011 and subsequent Periodic Reports on Form 6-K.

Contact information:

Verónica Gutierrez Zamora +52 (55) 2629 5800